EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2012	2011	2010	2009	2008
Earnings:
Income before provision for income taxes, discontinued operations and extraordinary item	$9,897	$10,483	$12,684	$13,520	$1,643
Equity in earnings of unconsolidated businesses	(324)	(444)	(508)	(553)	(567)
Dividends from unconsolidated businesses	401	480	510	942	779
Interest expense (1)	2,571	2,827	2,523	3,102	1,819
Portion of rent expense representing interest	837	817	837	839	734
Amortization of capitalized interest	162	148	139	134	125

Earnings, as adjusted	$13,544	$14,311	$16,185	$17,984	$4,533

Fixed Charges:
Interest expense (1)	$2,571	$2,827	$2,523	$3,102	$1,819
Portion of rent expense representing interest	837	817	837	839	734
Capitalized interest	406	442	964	927	747

Fixed Charges	$3,814	$4,086	$4,324	$4,868	$3,300

Ratio of earnings to fixed charges	3.55	3.50	3.74	3.69	1.37

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.